(d)(4)(i)

SCHEDULE A

with respect to the

AMENDED AND RESTATED SUB-ADVISORY AGREEMENT

between

ING INVESTMENTS, LLC

and

ING INVESTMENT MANAGEMENT ADVISORS B.V.

Series	Annual Sub-Adviser Fee
(as a percentage of average daily net assets)
ING Emerging Countries Fund	0.42%

ING Emerging Markets Fixed Income Fund	0.35% on the first $250 million; 0.30% on the next $250 million; and 0.25% thereafter

ING Global Equity Dividend Fund	0.20%

ING Index Plus International Equity Fund	0.20%

ING International Equity Dividend Fund	0.20%

ING International Value Opportunities Fund	0.25% on the first $1 billion; and 0.20% thereafter
ING Russia Fund	0.60%